LISBOA LEISURE, INC.

H 16/B, Adsulim,

Benaulim, Goa, India 403716

Telephone: (011) 91989-055-77-27

September 27, 2011

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Chanda DeLong, Staff Attorney

Dear Ms. DeLong:

Re:

Registration Statement on Form S-1 – SEC File #333-168337

We are in receipt of your letter dated August 20, 2010 concerning comments you have regarding our registration statement on Form S-1 that we filed on July 27, 2010.  We provide the following responses to your concerns:

General

1.

Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness. It is not supposed to present a description of your future plans or aspirations. You need to revise the entire document so that it accurately presents your current situation. You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.

Since our initial filing, we have acquired an undivided 10% interest in an operating beach front eating establishment. We have therefore updated our disclosure to indicate this and have revised our prospectus to clearly indicate that we have limited business operations and disclose the steps we have taken since the company was incorporated and the inherent risks in our current stage of development.

Where we have discussed our future plans, including the proposed use of proceeds of our offering, we have done so in the context of the risks and costs involved and have provided a timeline that indicates the obstacles, benchmarks and costs of each stage. We have also added disclosure to clearly indicate the costs of the various business plan steps that we intend to pursue and the steps that we plan to undertake with and without the funding we would receive from a completed offering.

Prospectus Cover Page

2.

Please revise the Subject to Completion legend to remove the reference to selling shareholders or please advise.

We have removed the reference to the selling shareholders.

Summary, page 1

3.

Please revise the first paragraph of the summary to clarify that it provides a brief overview of the “key” aspects of the offering as opposed to “some information from this prospectus.” Refer to the Instruction to Item 503(a) of Regulation S-K.

We have revised this paragraph to indicate that it provides a brief overview of the key aspects of the offering.

The Offering, page 1

4.

We note your statement that “there is no minimum offering” of the shares of common stock, which appears to conflict with disclosure elsewhere in your filing. Please reconcile or advise.

We have removed the noted sentence.

5.

Refer to the “Net Proceeds to Our Company” section. Please revise to reflect the net proceeds to your company, which after offering expenses of $12,000, appear to be $20,000. Alternatively, advise.

We have revised the “Net proceeds to Our Company” section as requested.

Risk Factors, page 3

General

6.

We note in several risk factors that you discuss needing additional funds or incurring expenses in order to implement your business plan, apply for permits and obtain licenses, build a beach shack and comply with federal securities laws upon becoming a public company. In each of these risk factors please quantify the amount of additional funds that you will need or the expenses that you anticipate incurring.

We have made revisions in multiple risk factors to quantify the anticipated expenses associated with implementing our business plan, including beach shack construction costs, permitting and license fees, compliance with federal securities laws, marketing and office and administrative costs.

7.

Please create a risk factor that the executive officer is currently not receiving any compensation and disclose what compensation she ultimately expects to receive. In this regard, we note your disclosure on page 22 that Ms. Fernandes will receive compensation from the company and that she has the power to set her own compensation as sole officer and director of the company.

We have added the following risk factor:

“Although of President is not currently receiving compensation for her services, she anticipates receiving management fees once we are able to afford to pay them from operations, which will adversely impact any potential net profit that we may generate.

We are not currently compensating our President for providing management services to us.  We intend to pay management fees to her as compensation if the cash flow that we generate from operations significantly exceeds our total expenses.   We currently anticipate that such management fees would not exceed $5,000 per month.  However, Ms. Fernandes, as our sole officer and director, has the power to set her own compensation as she sees fit.  Management fees that she receives will have an adverse affect on our net profit, if any.”

8.

Please create a risk factor to discuss any impact the current state of the economy and specifically the current state of the tourism industry may have on your ability to operate a beach shack.

We have added the following risk factor:

“We are vulnerable to the current economic crisis which may negatively affect our profitability

The recent global recession has placing severe constraints on the ability of all companies, particularly smaller ones, to raise capital, operate effectively and profitably and to plan for the future.  Currently, it is not clear whether the economy will recover appreciably in the near future.  As a small, start-up company we are especially vulnerable to these conditions.   If current economic conditions do not improve, or if they worsen, our business will likely be negatively affected and will suffer.”

We need to continue as a going concern, page 3

9.

Please specify the part of your business plan that you have completed. In this regard, we note your disclosure on page 1 that your limited operations consist of the formation of your business plan and the identification of your target market.

We have revised our disclosure to indicate that we have only completed the formation of our company, as well as the identification of our plan of operation and our target market, and the acquisition of a 10% interest in the Seaview Beach Shack.

10.

Please revise to discuss the risks associated with the following: permits are granted on a “lottery” basis, preference is given to operators with experience in the beach shack operating industry and each year you will have to reapply for a permit in order to operate.

We have added the following disclosure to our risk factor:

“Our ability to construct an operating beach shack is dependent upon us obtaining a permit to do so.  Such permits are granted on a lottery basis with preference given to operators with experience in the sector.  As well, even if we are successful in obtaining a permit, we are required to reapply for permits in each subsequent year on the same basis.  This increases the risk that we may not be able to continue as a going concern.”

Compliance with health and other government regulations, page 3

11.

Please revise to specify the licenses and permits that you will be required to obtain before commencing operation of the beach shack. If you have taken no steps to obtain such licenses and permits, state this and discuss the risks of your failure to do so.

We have revised our risk factor to state the following:

“Compliance with health and other government regulations applicable to us could have a material adverse effect on our business, financial condition and results of operations.

The food service business is subject to various local, state and governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures and labor standards. We will also require permits from the local excise department in order to serve liquor; from the Health Department for health and safety matters, from the Food and Drug Administration; the Electricity Department; the Fire Department; the Police Department; and the Commercial Taxes Office.  All of these departments coordinate with the Department of Tourism to ensure that beach shacks meet these individual departmental requirements.  The estimated cost of obtaining all necessary permits is included in our $9,000 budget to erect one beach shack.

Upon receiving approval to construct a beach shack, we must adhere to the requirements of each of these departments.  Upon completion of the construction in accordance with such requirements, the Department of Tourism will coordinate with the other departments and obtain all the necessary licenses and permits.  If we encounter difficulties in obtaining any necessary licenses or permits or complying with ongoing and changing regulatory requirements, we may have difficulty or may not even be able to open our food service business. The occurrence of any of these problems could materially harm the success of our business and result in the entire loss of your investment. We cannot take any steps to obtain required permits until we receive a beach shack permit and complete its construction.”

Use of Proceeds, page 9

12.

Please revise to include a line item for the $12,000 in offering expenses that you will incur or advise. Please also include a line item to disclose the estimated expenses associated with complying with your public company reporting requirements or advise.

We have revised our Use of Proceeds section to show the proceeds of the offering net of anticipated offering costs. We have also clarified that our cost of complying with our public company reporting requirements are included in the legal counsel and auditor fees.

13.

We also note that you do not intend on initiating the application for erecting and operating your beach shack until you have completed the offering. Please advise as to how you intend to begin operations in November 2010 if you do not have the funds to apply for a permit until the completion of the offering which may not occur until 180 days after the effectiveness of the registration statements.

Rather than submitting an application to operate a beach shack in the 2010-2011 tourist season, we opted to acquire an interest in an existing beach shack for this season and will apply for our own beach shack operating permit in 2011.

We have disclosed that if our offering is not completed prior the time that we intend to commence operations in November 2011, we intend to use our cash on hand to apply for a beach shack permit and, if successful to begin its construction.  Our sole director and officer has indicated that she is prepared to loan us any additional funds necessary to complete beach shack construction and begin operations,  If this occurs, we would reimburse her for any costs she incurs in this regard once the offering is completed.

Plan of Distribution, page 11

Proceeds and Requirements for Subscription, page 12

14.

Please file your Subscription Agreement as an exhibit to the registration statement or advise.

We have filed our Subscription Agreement as an exhibit to our amended registration statement.

Description of Our Business, page 14

Business of Issuer, page 14

15.

Please revise to clarify, if true, that licenses for beach shacks are issued for the tourist season from November to April and that you must reapply for one each year.

We have revised our disclosure to indicate that the licenses for beach shacks are issued for the tourist season from November to April each year and that we must reapply for a permit, which is granted through a lottery system, for each year of operation.

16.

We note that Ms. Fernandes plans to devote approximately 5 hours per week to your company. Please revise your disclosure to discuss how you will be able to erect and operate a beach shack by November 2010 with your sole employee devoting only 5 hours a week to your company.

We have clarified that Ms. Fernandes currently devotes approximately five hours per week to our company, but that she is prepared to spend more time with the business as it grows and her services are needed. We anticipate that she will eventually be required to spend about 60 hours a week on matters relating to our business.

17.

We note that if you are not able to begin operations in November 2010, you will have to drastically reduce your operations and apply again in 2011. Please revise this section and your Plan of Operation section starting on page 24 to include information for the next twelve months if you are not able to begin operations in 2011.

We have disclosed that we will use cash on hand and proceeds of this offering in order to comply with our obligations as a reporting company.  We have also disclosed that we do not anticipate any additional material expenses if we do not commence additional business operations. We will require additional funds to cover further reporting company expenses in the following 12-month period.  We anticipate that such funds will be raised through the sale of our equity, although we do not have any arrangements in this regard.

Overview of Goa, page 15

18.

Please revise this section and each of the “Beaches of Goa” section and “Beach shacks of Goa” sections so that they discuss the area and the type of beach shack which is similar to the beach shack you are proposing to establish. Please also revise to remove qualitative language such as “most popular tourist destinations in the world” and “most significant tourist zones.”

We have revised these sections in order to discuss the specific beach shack that we are proposing to establish.  We have also removed the qualitative language in these sections.

Beach shacks on Goa, page 15

19.

Please advise as to why you have an internet web address at the end of this section and at the end of the “Beach shack application and license” section or please remove.

We have removed the references to the Internet web addresses concerning these topics.

Beach shack application and license, page 16

20.

Please also revise to include a more detailed discussion of the permit process and the steps you have taken and plan to take in order to obtain a permit. Include a timeline of each step of the process, if applicable. For example, include the following:

•

When you plan to submit the application and the due date of such application;

•

The steps you plan to take to meet with various government officials and the estimated timetable for such meetings;

•

The exact beach location for which you plan to obtain a permit;

•

If available, the percentage of beach shack permit applications that are granted so that investors may get a sense of the likelihood you will obtain a permit;

•

How long the approval process takes once an application is submitted and, if available, the date that the permit lottery will be held.

We have revised this section of our registration statement to disclose the requested information.

21.

Please revise this section to include information regarding the application and licensing process such as the number of licenses available at Velludo beach where you plan to erect and operate your beach shack and the lottery system utilized to grant these licenses. Please also revise to disclose the application preference for those who have experience operating beach shacks and discuss how this preference will affect your plans.

We have disclosed that there are four beach shack permits available for the Velludo Beach area.   We are not aware of the number of applications that may be submitted for these permits.  However, the Department only received applications and granted permits for two shacks at that location for the 2009 to 2010 tourist season

22.

Please provide support for your statement that the “allocation of shack licenses has become a controversial issue, as there is much profit to be had from them” or please delete.

We have removed the noted sentence.

Existing Government Regulations, page 16

23.

For each license and permit that you will require, please revise to disclose the nature of the application and approval process, the costs of these licenses and permits, the steps you have taken to obtain them, and, if you plan to take such steps in the future, the approximate timetable for applying and obtaining these licenses and permits.

We have disclosed the following:

Besides the permitting requirements discussed above, we will require a liquor license from the local Excise Department, approval from the Health Department for health and safety matters, approval from the Directorate of the Food and Drug Administration, approval and connection from the Electricity Department, approval from the Directorate of Fire Services, approval from the Department of Commercial Taxes and from the Police Department. All these approvals are coordinated with the Tourism Department.  The Department of Tourism will coordinate the acquisition of all necessary permits for operation from other governmental departments.  All the costs associated with these additional permits and licenses are included in the permission fee of approximately $445.

We cannot apply for these licenses unless and until we are granted a permit to operate a beach shack at Velludo Beach.  We anticipate that the Department of Tourism will obtain all necessary licenses on our behalf within a period of one week from the date that we finish construction of our beach shack.

Beach Shack, page 17

24.

Please revise here and in your “Marketing Strategy” section to disclose any steps you have taken to form relationships with tour operators, advertise at nearby hotels and resorts, and form alliances with tour operators and taxis and whether you have any agreements in place with any of these parties. If you have not take any steps or do not have any agreements in place, please state this and disclose that you may not be able to form such relationships. Additionally, please revise to include an estimate of how much you plan to pay or receive in commissions with any of these parties.

We have disclosed that we have not taken any steps and do not have any agreements in place with any tour operators, nearby lodging businesses or taxi companies.  As well, there is no guarantee that we will be able to form such relationships with these entities. If we are successful in arranging commission relationships of this sort, we estimate that we would pay 5% in commission to these third parties for each referral.  Our president, who owns a bed and breakfast near to Velludo Beach will refer her clients to our beach shack without any sort of commission arrangement.

Competition and Competitive Strategy, page 17

25.

We note that you hope to compete on the basis of price, quality and personalized service. Please revise to specifically disclose how you intend to do so. How will your proposed pricing compare with other beach shacks in the same area? Will you have more employees than other beach shacks in order to offer more personalized service?

We have added the following disclosure:

We intend to offer a wider variety of menu items compared to nearby beach shacks.  We intend to capitalize on our president’s knowledge of British, American and Russian tastes and cultures by providing menu items and service quality that such guests will expect.  We intend to provide these items based on recipes that our president’s sister uses in the operation of her beach shack in a different area of Goa.

We also intend to have more employees than other beach shacks in order to provide more personalized service, including beach attendants and masseurs.  Thus, we will be marketing our food products and services to tourists that are not particularly price sensitive.  However, we will still take steps to ensure that our pricing is somewhat competitive.  We intend to compete on price for common menu items that we share with nearby competitors.  While our profit margins will be smaller on these items, we intend to compensate for this by having larger margins on items that are unique to our beach shack.

Subsidiaries, page 18

26.

We note that you plan to conduct your activities through an acquired shell company incorporate in India. Please revise your filing to include all implications of this to investors. For example, revise to disclose in the summary that you will be a holding company of a foreign enterprise, as opposed to a U.S. company conducting operations in India, and the risks associated with the fact that you will be dependent on the operating subsidiary for any cash flow.

We have added disclosure to our Summary that indicates that we intend to be a holding company of a foreign enterprise and that we will be dependent on a subsidiary for cash flow.  As well, we have expanded our risk factor concerning foreign operations, currency fluctuations and enforcing liabilities in a foreign jurisdiction to discuss risks associated with our operation through a subsidiary company.

27.

Please revise to discuss any steps you have taken to acquire a shell incorporated company, the steps you plan to take in the future, and the estimated costs associated, of which this with such an acquisition. If you intend to use proceeds of the offering to acquire a business, please revise your “Use of Proceeds” section accordingly.

We have disclosed that our president has made arrangements to acquire a shell incorporated company immediately after the effectiveness of the registration statement. The approximate cost of a subsidiary company is $2,300.

Management, page 19

28.

Please advise as to how Ms. Fernandes will be able to spend 60 hours per week at the beach shack while she is also managing her own separate private business. Please also revise your disclosure to discuss your plans for handling any conflicts between your business and Ms. Fernandes’ other business interests.

We have disclosed that Ms. Fernandes intends to have her relatives assume responsibility for the management of her private guest house during peak tourist season well her time commitments for our business will be greater.

Certain Relationships and Related Transactions, page 22

29.

Please advise what is meant by the disclosure in the third paragraph of this section that your business plan contemplated that you will contract your services from Ms. Fernandes.

We have clarified our disclosure to state that our business plan contemplates that we will eventually enter into a management agreement with Ms. Fernandes whereby she will provide management services to us in consideration of a monthly fee.  However, we do not anticipate entering into such an agreement with Ms. Fernandes until our cash flow from operations justifies such an agreement.

Plan of Operation, page 24

30.

Please provide additional disclosure with regard to your plan of operations first for the next twelve months, and then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, include any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

We have provided additional disclosure regarding our plan of operations for the next 12 months and to the point of generating revenues, including planned activities, material events, contingencies, estimated costs and an approximate timetable.

31.

You state that you intend to apply for a permit from the Department of Tourism after you have raised the “required $16,000,”which appears to conflict with disclosure elsewhere in your filing. Please reconcile or advise.

We have revised our disclosure to indicate that we will apply for a beach shack permit prior to October 1, 2012.

32.

Refer to the third, fourth and sixth paragraphs. Please update this section to reflect the current status of your business plan. For example, elsewhere in your filing you state that you have already identified a location for your beach shack. In addition you state that you will apply for a permit at the completion of the offering, which conflicts with the disclosure here. Finally, you state that you do not expect to realize any revenues for the first six months of operations which conflicts with disclosure elsewhere in the filing.

We have updated this disclosure to indicate that we have identified a location for the beach shack, that we will apply for a permit prior to October 1, 2012 and that we expect to realize revenue from a new beach shack by mid-November 2012 if we are successful in obtaining the required permit.

33.

For each budget line item, please disclose the basis for the estimate listed. As you have very few steps to implement your business plan, we are unable to determine how you arrived at these estimates.

We have provided a breakdown of each budget line item that is comprised of multiple costs or is not self-evident.

34.

We note your disclosure that your revenues will consist of commissions from operators of various tour destinations for introducing them to your customers. Please advise whether you have any agreements in place with any tour destination operators and how much of your revenue you plan to derive from these commissions.

We have disclosed that we do not currently have any arrangements in regard of commissions and there is no guarantee that we will make such arrangements.  We estimate that such commissions will constitute about 5% of our total revenue.

Limited operating history and need for additional capital, page 26

35.

The disclosure in the second paragraph of this section appears to conflict with your disclosure throughout the rest of your registration statement regarding your intended business. Please advise or revise.

We have removed the noted paragraph.

Item 17 Undertakings, page 30

36.

Please revise the undertakings to match the language as set forth in Item 512(a) of Regulation S-K and include the undertaking contained in Item 512(a)(6) of Regulation S-K. In addition, please determine whether the registrant is relying on Rule 430A, 430B or 430C of the Securities Act and provide the appropriate undertaking or please advise.

We have revised the undertakings to match the language in Item 512(a) of Regulation S-K and have included the undertaking contained in Item 512(a)(6).  We have also provided the appropriate undertaking required by Rule 430

Legal Opinion of Counsel, Exhibit 5.1

37.

Please revise the second sentence of the second paragraph to state that you relied on those items listed in the sentence for factual matters only.

We provide a revised opinion from counsel that states that it relied on the items listed for factual matters only.

38.

Please advise why you have included the qualification “sold pursuant to the provisions of the Registration Statement” in the fourth paragraph of your opinion or please revise this qualification.

The revised opinion does not contain the noted language.

Yours truly,

LISBOA LEISURE, INC.

/s/ Maria Fernandes

Maria Fernandes

President